                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC   20549
                            ----------------------


                                  FORM 10/A-3


                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                      PURSUANT TO SECTION 12(B) OR (G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             REGENCY CENTERS, L.P.
            (Exact name of registrant as specified in its charter)


             DELAWARE                                        59-3429602
  (State of other jurisdiction of                         (I.R.S. Employer
   incorporation or organization)                        identification No.)


 121 WEST FORSYTH STREET, SUITE 200                       (904) 356-7000
   JACKSONVILLE, FLORIDA    32202                   (Registrant's telephone No.)
(Address of principal executive offices)  (zip code)

       Securities registered pursuant to Section 12(b) of the Act:  None.
                                                                    ----

        Title of each class                     Name of each exchange on which
        to be so registered:                    each class is to be registered:

          NOT APPLICABLE                            NOT APPLICABLE
    -----------------------------------------------------------------------



          Securities registered pursuant to Section 12(g) of the Act:

                     Class B Units of Partnership Interest

                               (Title of class)

                               TABLE OF CONTENTS



                                                                         PAGE
                                                                         ----

Item 1.  Business.......................................................   1

SIGNATURES..............................................................   8

ITEM 1.  BUSINESS

ORGANIZATION AND SHOPPING CENTER BUSINESS

     Regency Centers, L.P. (the "Partnership") is a limited partnership which acquires, owns, develops and manages neighborhood and community shopping centers in targeted infill markets in the eastern half of the United States. As a result of the formation of the Partnership in 1996 and the subsequent consolidation of substantially all of its neighborhood and community shopping centers in early 1998, the Partnership is the primary entity through which Regency Realty Corporation (the "Company," "Regency" or the "General Partner") owns its properties and through which the Company intends to expand its ownership and operation of properties. Regency is a real estate investment trust ("REIT"), the common stock of which is traded on the New York Stock Exchange. The Company believes that the tax deferral advantages offered by the Partnership increase the attractiveness of the Partnership's units as consideration for property acquisitions.

     As of March 31, 1998, the Partnership owned, directly or through joint ventures, 100 of the Company's 121 properties, containing approximately 10.7 million square feet of Partnership-owned GLA. As of March 31, 1998, the Company had an investment in real estate of approximately $991.8 million, of which $779.0 million was attributable to the Partnership.

     As of March 31, 1998, the Company owned 121 shopping centers with 60% of the Company's 13.4 million square feet of GLA located in Georgia and Florida and the Partnership owned 100 shopping centers with 62% of the Partnership's 10.7 million square feet of GLA located in Georgia and Florida. As of March 31, 1998, the Company's shopping centers (excluding centers under development) were approximately 94.5% leased and the Partnership's shopping centers (excluding centers under development) were approximately 95.2% leased.

OPERATING AND INVESTMENT PHILOSOPHY

     The Company's and the Partnership's key operating and investment objective is to create long-term shareholder value by (i) continuing to grow their high quality real estate portfolio of grocery-anchored neighborhood shopping centers in attractive infill markets, (ii) maximizing the value of the portfolio through implementation of their Retail Operating System, a system that incorporates research-based investment strategies and value-added leasing and management systems, and (iii) utilizing conservative financial management and their substantial capital base to access the most cost effective capital to fund their growth.

     Management believes that the key to achieving its objective is its single focus on, and growing critical mass of, quality grocery-anchored neighborhood shopping centers. In the opinion of management, the Partnership's premier platform of shopping centers in targeted markets, its proprietary research capabilities, its value enhancing Retail Operating System, its cohesive and experienced management team and its access to competitively priced capital enable it to maintain a competitive advantage over other operators.

     The Partnership believes that ownership of the approximately 30,000 shopping centers throughout the United States is highly fragmented, with less than 10% owned by REITs, and that many centers are held by unsophisticated and undercapitalized owners. As a result, the Partnership believes that an opportunity exists for it to be a consolidating force in the industry. In addition, the Partnership believes that through proprietary demographic research and targeting, its portfolio and tenant mix can be customized for and marketed to national and regional retailers, thereby producing greater sales and a value-added shopping environment for both retailer and shopper.

     The Partnership's shopping center properties feature some of the most attractive characteristics in the industry: an average age of seven years, an average remaining grocery-anchor lease term of 15 years and an average grocery-anchor size of 48,000 square feet (45% of the square footage of the grocery-anchored centers on average).

GROCERY-ANCHORED INFILL STRATEGY

     The Partnership's investment strategy is focused on grocery-anchored infill shopping centers. Infill locations are situated in densely populated residential communities where there are significant barriers to entry, such as zoning restrictions, growth management laws or limited availability of sites for development or expansions. The Partnership is focused on building a platform of grocery-anchored neighborhood shopping centers because grocery stores provide convenience shopping for daily necessities, generate foot traffic for adjacent "side shop" tenants and should be better able to withstand adverse economic conditions. By developing close relationships with the leading supermarket chains, the Partnership believes it can attract the best "side shop" merchants and enhance revenue potential. Based on Partnership research, at March 31, 1998, 66 of the Partnership's shopping centers were anchored by the grocery store with the first or second leading market share, as measured by total market sales.

RESEARCH DRIVEN MARKET SELECTION

     The Partnership has identified 35 markets in the eastern half of the United States as its target markets. These markets were selected because, in general, they offer greater growth in population, household income and employment than the national averages. In addition, the Partnership believes that it can achieve "critical mass" in these markets (defined as owning or managing four to five shopping centers) and that it can generate sustainable competitive advantages, through long-term leases to the predominant grocery-anchor and other barriers to entry from competition. Within these markets, the Partnership's research staff further defines and selects submarkets and trade areas based on additional analysis of the above data. The Partnership then identifies target properties and their owners (including development opportunities) within these submarkets and trade areas based on three-mile radius demographic data and ranks potential properties for purchase. The properties currently owned by the Partnership are in submarkets with an average three-mile population of 69,000, average household income of $62,000 and projected five-year population growth of 12%.

RETAIL OPERATING SYSTEM

     The Partnership's value-added operating strategy is driven by its Retail Operating System which is characterized by: (i) proactive leasing and management; (ii) value enhancing remerchandising initiatives; (iii) the Partnership's "preferred customer initiative"; (iv) a customer driven development and redevelopment program; and (v) proven management expertise.

     PROACTIVE LEASING AND MANAGEMENT. Leasing and management efforts are strengthened by the Partnership's integrated approach to property management. Property managers are an integral component of the acquisition and integration teams. Thorough, candid tenant interviews by property managers during acquisition due diligence allow the Partnership to quickly assess both problem areas as well as opportunities for revenue enhancement prior to closing. Property managers are responsible not only for the general operations of their centers, but also for coordinating leasing efforts, thereby aligning their interests with the Partnership's. In addition, the Partnership's information systems allow managers to spot future lease expirations and to proactively market and remerchandise spaces several years in advance of such expirations.

     VALUE ENHANCING REMERCHANDISING INITIATIVES. The Partnership believes that certain shopping centers underserve their customers, reducing foot traffic and negatively affecting the tenants located in the shopping center. In response, the Partnership is initiating a remerchandising program which is directed at obtaining the optimum mix of tenants offering goods, personal services and entertainment and dining options in each of its shopping centers. By re-tenanting shopping centers with tenants that more effectively service the community, the Partnership expects to increase sales, and therefore the value, of its shopping centers.

     PREFERRED CUSTOMER INITIATIVE. The Partnership has established a preferred customer initiative with dedicated personnel whose goal is to establish new and strengthen existing strategic relationships with successful retailers at the national, regional and local levels. The Partnership achieves this goal by establishing corporate relationships, negotiating standard lease forms and working with the preferred customers to match expansion plans with future availability in the Partnership's shopping centers. Retail trends and the operating performance of these preferred customers are monitored. The benefits of the preferred customer initiative are expected to improve the merchandising and performance of the shopping centers, establish brand recognition among leading operators, reduce turnover of tenants and reduce vacancies. The Partnership currently has identified and is developing relationships with 45 preferred customers, including Radio Shack, GNC, Hallmark Cards, Mailboxes, Etc. and Starbucks Coffee, and continues to target additional tenants with which to establish preferred customer relationships.

     CUSTOMER-DRIVEN DEVELOPMENT AND REDEVELOPMENT PROGRAM. The Partnership's development and redevelopment program is primarily conducted in close cooperation with its major customers, including Kroger, Publix and Eckerd. The Partnership uses its development capabilities to service these customer's growth needs by building or re-developing modern properties with state of the art supermarket formats that generate higher returns for the Partnership under new long-term leases. During 1997, the Partnership began development on 20 retail projects, including new developments, redevelopments and build-to-suits. Upon completion, the Partnership will have invested $77.4 million in these projects. In 1998, the Partnership has begun development on 19 retail projects, including new developments, redevelopments and build-to-suits. Upon completion, the Partnership will have invested $154.0 million in these projects. The Partnership manages its development risk by obtaining signed anchor leases prior to the commencement of construction.


ACQUISITION TRACK RECORD

     The Partnership has grown its asset base significantly through acquisitions in recent years, acquiring properties totaling $101.7 million, $346.0 million and $128.8 million in 1996 and 1997 and through March 31, 1998 respectively. These acquisitions have allowed the Partnership to diversify geographically from its predominantly Florida-based portfolio and have enabled it to establish a presence in many of its target markets. Upon identifying an acquisition target, the Partnership utilizes expertise from all of its functional areas, including acquisitions, due diligence and property management, not only to determine the appropriate purchase price, but also to develop a business plan for the center and to design an integration plan for the management of the center. The Partnership believes that its established acquisition and integration procedures produce higher returns on its portfolio, reduce risk and position the Partnership to capitalize on consolidation in the shopping center industry.

CAPITAL STRATEGY

     The Partnership and the Company intend to maintain a conservative capital structure designed to enhance access to capital on favorable terms, to allow growth through development and acquisition and to promote future earnings growth. Neither the Partnership's nor the Company's organizational documents limit the amount of debt that may be incurred; however the Partnership has adopted a policy of limiting total indebtedness to 50% of total assets at cost and maintaining a minimum debt service coverage ratio of 2:1. The Board of Directors of the Company may amend this policy at any time without the approval of the shareholders of the Company or the limited partners of the Partnership. Debt service coverage ratio is defined as EBITDA (as defined below) divided by interest expense plus preferred distributions. As of March 31, 1998, the Partnership had indebtedness equal to 38.8% of total assets at cost and a debt service coverage ratio of 4.8:1. On a pro forma basis, after giving effect to the issuance by the Partnership of $80.0 million 8.125% Series A Cumulative Redeemable Preferred Units in June 1998 (the "Series A Preferred Units") and $100.0 million 7-1/8% Notes Due July 20, 2005 in July 1998 (the "Notes" and collectively with the Series A Preferred Units, the "Financings") and the application of the proceeds therefrom, as of March 31, 1998, the Partnership would have had indebtedness equal to 36.2% of total assets at cost and a debt service coverage ratio of 3.0:1. As used herein, "EBITDA" means earnings before interest expense, taxes (excluding taxes pertaining to the brokerage operations), depreciation, amortization and minority interests. EBITDA is computed as income from operations before minority interest plus interest expense, non-recurring gains and losses from the sale of operating real estate, depreciation and amortization. The Partnership believes that in addition to cash flows and net income, EBITDA is a useful financial performance measurement for assessing its operating performance because, together with net income and cash flows, EBITDA provides investors with an additional basis to evaluate the ability of the Partnership to incur and service debt and to fund acquisitions and other capital expenditures.

     Since the Company's initial public offering in 1993, the Partnership and the Company have financed their growth in part through a series of public and private offerings of Regency equity and Partnership units totaling, as of June 1, 1998, approximately $464.6 million, including the Partnership's utilization of its units as consideration for acquisitions.

     As described above, the Partnership issued $80.0 million of Preferred Units in a private placement on June 25, 1998 and issued $100.0 million of Notes in a private placement on July 20, 1998. The Partnership applied the net proceeds therefrom to retire indebtedness under its $300.0 million unsecured revolving line of credit (the "Line") with a group of commercial banks.

     The Partnership had an outstanding balance under the Line of approximately $90.2 million as of March 31, 1998. At that time, the Partnership also had mortgage loans outstanding of $212.0 million that were secured by 38 properties. On a pro forma basis, after giving effect to the Financings and the application of the net proceeds therefrom, as of March 31, 1998, the Partnership would have had $300.0 million available under the Line.

SC-USREALTY ALLIANCE

     In June 1996, Regency entered into a strategic alliance with Security Capital Holdings, S.A. (together with its parent company, Security Capital U.S. Realty, "SC-USREALTY") as a result of which SC-USREALTY became Regency's principal shareholder. In addition to SC-USREALTY's initial investment in 1996, SC-USREALTY has participated in subsequent Regency equity issuances (including in connection with the Branch acquisition and a common stock offering in 1997) pursuant to participation rights. As a result, SC-USREALTY beneficially owned 46.1% (39.4% including convertible securities on a fully diluted basis) of Regency's outstanding common stock as of June 30, 1998. Upon consummation of the proposed merger of Pacific Retail Trust into the Company discussed below (see "--Proposed Merger"), SC-USREALTY will own approximately 59.3% of the Company's outstanding common stock (52.5% on a fully diluted basis). Pursuant to an amendment to its stockholders agreement with the Company, which includes provisions limiting its stock ownership for a specific period of time, SC-USREALTY will have the right to own up to 60% of the Company's common stock on a fully diluted basis. In connection with its investment, SC-USREALTY has placed two of its nominees on Regency's thirteen-member Board of Directors.

     SC-USREALTY endeavors to obtain strategic ownership positions in leading value-added real estate operating companies in the United States. SC-USREALTY's investments focus on real estate operating companies in which opportunities exist to enhance asset cash flow by combining a strategically focused asset portfolio with synergistic marketing and other strategies that meet the needs of customers. The Company's relationship with SC-USREALTY combines SC-USREALTY's commitment to in-depth market research, tested operating systems and access to global capital with the Company's market presence, operating skills and grocery-anchored real estate platform. This relationship provides the Company with access to financial and strategic resources and differentiates the Company from its competitors in the retail shopping center industry.

     SC-USREALTY seeks to maximize its shareholders' returns primarily by acquiring and managing significant strategic investment positions in real estate operating companies based in the United States. SC-USREALTY seeks to identify potential strategic investment positions through rigorous fundamental research focused on the U.S. real estate industry, business niches and specific companies. By investing substantial capital and obtaining board and board committee representation, consultation rights and other rights, SC-USREALTY seeks to plan an active role in developing and implementing a long-term, focused operating strategy and value-added operating system for each of its strategic investment positions. SC-USREALTY also has non-strategic investment positions, or special opportunity positions, primarily in publicly-traded U.S. real estate operating companies where it research identifies attractive intermediate-term investment opportunities. SC-USREALTY's objective is to have 75%-90% of its assets invested in strategic investment positions and 10%-25% of its assets invested in special opportunity positions.

     For additional information on SC-USREALTY, readers are encouraged to see the reports and other information filed by Security Capital Group, Inc., an affiliate of SC-USREALTY, with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such information may be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These filings are also available at the SEC's web site at http://www.sec.gov.

     See Item 7 ("Certain Relationships") for information concerning SC-USREALTY's stockholders agreement with the Company.

MATTERS RELATING TO THE REAL ESTATE BUSINESS, THE PARTNERSHIP'S RAPID GROWTH AND THE PARTNERSHIP STRUCTURE

     The Partnership is subject to certain business risks arising in connection with owning real estate which include, among others, (1) a change in the general economic climate and local conditions, such as an oversupply of space or a reduction in demand for real estate in an area, (2) the bankruptcy or insolvency of, or a downturn in the business of, any of its anchor tenants, (3) the possibility that such tenants will not renew their leases as they expire, (4) vacated anchor space affecting the entire shopping center because of the loss of the departed anchor tenant's customer drawing power, (5) risks relating to leverage, including uncertainty that the Partnership will be able to refinance its indebtedness, floating rate debt and the risk of higher interest rates, (6) the Partnership's inability to satisfy its cash requirements for operations and the possibility that the Partnership may be required to borrow funds to enable Regency to meet distribution requirements in order to maintain its qualification as a REIT, (7) potential liability for unknown or future environmental matters and costs of compliance with the Americans with Disabilities Act, (8) the risk of uninsured losses (such as from hurricanes) and (9) the risk that the Partnership's development activities will be unsuccessful. Unfavorable economic conditions could also result in the inability of tenants in certain retail sectors to meet their lease obligations and otherwise could adversely affect the Partnership's ability to attract and retain desirable tenants. The Partnership believes that the shopping centers are relatively well positioned to withstand adverse economic conditions since they typically are anchored by grocery stores, drug stores and discount department stores that offer day-to-day necessities rather than luxury goods.

     The Partnership is also subject to risks due to its extensive growth through acquisitions. This expansion has placed significant demands on its operational, administrative and financial resources. The continued growth of the Partnership's real estate portfolio can be expected to continue to place a significant strain on its resources. The Partnership's future performance will depend in part on its ability to successfully attract and retain qualified management personnel to manage the growth and operations of the Partnership's business and to finance such acquisitions.

     Regency's acquisition of properties through the Partnership in exchange for interests in the Partnership may permit certain tax deferral advantages to limited partners who contribute properties to the Partnership. Since properties contributed to the Partnership may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in such properties prior to contribution, the sale of such properties could cause adverse tax consequences to the limited partners who contributed such properties. Although generally Regency, as the general partner of the Partnership, has no obligation to consider the tax consequences of its actions to any limited partner, there can be no assurance that the Partnership will not acquire properties in the future subject to material restrictions designed to minimize the adverse tax consequences to the limited partners who contribute such properties. Such restrictions could result in significantly reduced flexibility to manage Partnership assets.

PROPOSED MERGER

     On September 23, 1998, the Company entered into an Agreement and Plan of Merger with Pacific Retail Trust, a Maryland real estate investment trust which owns and operates a portfolio of grocery and drug store anchored neighborhood shopping centers in the western United States ("Pacific Retail"). SC-USREALTY, the Company's major shareholder, owns 69.9% of the outstanding stock of Pacific Retail. Upon consummation of the merger, Pacific Retail shareholders, including SC-USREALTY, will receive .48 share of Regency stock for each share of Pacific Retail stock owned immediately prior to the merger. As a result of the merger, the Company will own 194 shopping centers in 22 states and Washington, D.C.

COMPETITION

     There are numerous shopping center developers, real estate companies and other owners of real estate that compete with the Partnership in seeking retail tenants to occupy vacant space, for the acquisition of shopping centers, and for the development of new shopping centers. The Partnership believes that its competition in the real estate industry is highly fragmented with less than 10% owned by REITs, and that many centers are held by unsophisticated and undercapitalized owners. As a result, the Company believes that an opportunity exists for it to be a consolidating force in the industry.

CHANGES IN POLICIES

     Regency's Board of Directors determines Regency's and the Partnership's policies with respect to certain activities, including debt capitalization, growth, distributions, Regency's REIT status, and investment and operating policies. The Board of Directors has no present intention to amend or revise these policies. However, the Board of Directors may do so at any time without a vote of Regency's stockholders or the Partnership's limited partners.

EMPLOYEES

     The Partnership's headquarters are located in Jacksonville, Florida. Regency presently maintains nine offices in which it conducts management and leasing activities located in Florida, Georgia, North Carolina, Ohio, and Missouri. As of March 31, 1998, the Partnership had approximately 255 employees and believes that relations with its employees are good.

                                 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              REGENCY CENTERS, L.P.

                              By:   REGENCY REALTY CORPORATION,
                                    its general partner


Date:  January 11, 1999               By: /s/ J. Christian Leavitt
                                          -------------------------------------
                                          J. Christian Leavitt, Vice President,
                                          Secretary, Treasurer and Principal
                                          Accounting Officer